VivoPower International PLC

The Scalpel

18th Floor, 52 Lime Street

London EC3M 7AF

United Kingdom

March 11, 2021

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Joseph Klinko and Lily Dang

Re:         VivoPower International PLC

Form 20-F for the Fiscal Year Ended June 30, 2020

Filed September 8, 2020

File No. 001-37974

Ladies and Gentlemen:

Following correspondence between our representatives and the Securities and Exchange Commission (the “Commission”), we are hereby filing with the Commission this letter in response to comments and queries contained in the letter dated March 1, 2021 (the “Comment Letter”) from Joseph Klinko and Lily Dang of the Staff (the “Staff”) of the Commission to Kevin Chin, the Company’s Chief Executive Officer. We have begun the process necessary to furnish the Staff with a response to the Comment Letter, however the company requires additional time to finalize its detailed response.

The Comment Letter requests that the company respond to the comments within ten business days (March 15, 2021) or advise the Staff the date by when the company will provide its response. Based on a telephone conversation our representatives had with Joseph Klinko on March 9, 2021, we hereby respectfully request an extension for our response of eleven days or until March 26, 2021. We appreciate the Staff’s consideration of this request.

Very truly yours, /s/ James Tindal-Robertson James Tindal-Robertson

cc:         Securities and Exchange Commission

Joseph Klinko

Lily Dang

VivoPower International PLC

Kevin Chin

James Tindal-Robertson

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Melissa V. Frayer

Andrew D. Thorpe